13D SHAREHOLDERS GROUP
John C. Allen, Sr.                                 Donn Gifford
Lillian I. Allen                                   Linda Gifford
Roland R. Batson                                   Ginette Gladu
Richard Boulet                                     Robert R. Gladu
Joan P. Cote                                       Andrew Gross
Paul A. Cote                                       Dana Gross
Normand F. Doyon                                   John F. Gross
Pauline G. Doyon                                   Susan T. Gross
Sandra Dunham                                      Diane James
Thomas B. Dunham                                   Richard James
Adrienne R. Emmi                                   William Lagerson
Anthony N. Emmi                                    Pierre Levesque
Armen Ghugasian                                    Edgar Morin
Takuhe Ghugasian                                   John Orestis
Vartan Ghugasian                                   Raymond E. Robichaud

                        DEFINITIVE PROXY STATEMENT

                          13D Shareholders Group
                                 Regarding
                     NOVAMETRIX MEDICAL SYSTEMS, INC.

     The enclosed proxy is solicited by the 13D Shareholders Group (names listed above) of Novametrix Medical Systems, Inc. ("Novametrix") for use in voting at the annual meeting regarding the matters described in this proxy statement and in the accompanying materials. Each of the members of the Group is a shareholder of Novametrix and each has no connection to existing management. The solicitation is being done to elect two shareholder representatives to the Board of Directors of Novametrix and to oppose the proposal of the existing Board of Directors to merge Novametrix with Andros Holdings, Inc. ("Andros").

Original Proxy Cards

     You may have previously received proxy cards from the 13D Group with respect to a Shareholder Proposal and the election of directors.

     THESE CARDS ARE NOT VALID AND SHOULD NOT BE USED. THE PROXY CARD ENCLOSED HEREWITH IS THE ONLY VALID CARD TO BE USED IN VOTING AT THE ANNUAL MEETING.

Date, Time and Place of Annual Meeting

     (a) Date of annual meeting of shareholders of Novametrix Medical Systems, Inc. is November 25, 1996 at 2:00 p.m.
         Place of annual meeting: The Drake Swissotel, 440 Park Avenue, New York, New York
         Mailing address of executive officers:

         Novametrix Medical Systems, Inc.
         56 Carpenter Lane
         Wallingford, Connecticut  06492

     (b) The definitive proxy statement will be first given to security holders on or after November 1, 1996, if the Securities and Exchange Commission reduces the ten (10) day waiting period.

THE DEFINITIVE PROXY STATEMENT TO BE GIVEN TO STOCKHOLDERS ON OR AFTER NOVEMBER 1, 1996, IF THE SECURITIES AND EXCHANGE COMMISSION REDUCES THE TEN (10) DAY WAITING PERIOD

Voting and Revocability of Proxy

     When proxies are properly dated, executed and returned, the shares they represent will be voted at the annual meeting in accordance with your instructions as stockholders. If no specific instructions are given, the shares will be voted FOR the election of the nominees for directors set forth herein and FOR ratification of the proposal set forth herein. Any proxy given by any stockholder may be revoked by the stockholder prior to its exercise by voting in person at the annual meeting, by giving written notice to the Secretary of Novametrix prior to the annual meeting or by giving a later dated proxy.

Persons Making the Solicitation and Interest of Certain Persons in Matters to be Acted Upon

     (a) Solicitation is made by 13D Shareholders Group consisting of the persons identified and described in Attachment A. Solicitation will be made by personal meetings or telephone conversations, by members of the 13D Shareholders Group, and mailings that will include the proxy statement, proxy and letters.

     (b) No employees of Novametrix or any member of the 13D Shareholders Group will be used to solicit security holders.

     (c) No specially engaged employees, representatives or other persons will be used to solicit proxies.

     (d) Estimated expenses of the 13D Shareholders Group of this solicitation are $35,000; approximately $25,000 of expenses have been incurred to date.

     (e) The cost of the solicitation has been borne initially by the members of the 13D Shareholders Group described in Attachment A.
         Reimbursement will be sought from the registrant, Novametrix, if the solicitation is successful.

Voting Securities And Principal Holders Thereof

     (a) Number of common shares entitled to vote: As of June 28, 1996, based upon publicly available statements of the Company, there were approximately 6,647,512 shares of common stock of Novametrix, 40,000 shares of Class B preferred stock of Novametrix, and warrants to purchase up to 2,547,514 shares of Novametrix common stock. Each holder of common stock as of the record date of September 27, 1996 is entitled to one vote per share of stock owned. Each share of preferred stock is entitled to eleven votes at the annual meeting. Holders of warrants who have not exercised their warrants on or prior to September 27, 1996 by the purchase of shares of common stock are not entitled to vote such warrants.

     (b) The record date is September 27, 1996.

     (c) There are no cumulative voting rights.

     (d) (i) Security Ownership of Certain Beneficial Owners

             The stockholders (including any "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who, to the knowledge of the 13D Shareholders Group, owned beneficially more than five percent of any class of the outstanding voting securities of the Company as of September 30, 1996, and their respective shareholdings as of such date (according to information furnished by them to the Company), are set forth in the following table. Except as indicated in the footnotes to the table, all of such shares are owned with sole voting and investment power.<F1>




<F1> For all information other than the Schedule 13D Shareholders Group, the information is as of September 30, 1996 and derived solely from the proxy statement of the Company dated October 23, 1996.


                           Title of              Shares      Percent
Name and Address             Class      Beneficially Owned   of Class

First Union Corporation    Common        716,182 (1)(2)           9.1%
 One First Union Center    Series B
 Charlotte, NC  28288        Preferred    40,000 (2)            100.0%

William J. Lacourciere     Common        417,490 (3)              5.2%
 One Barnes Industrial Park Rd
 Wallingford, Connecticut 06492

13D Shareholders Group     Common        864,810 (4)             10.8%



   (1) Consists of (i) 444,444 shares issuable upon the conversion of 40,000 shares of Series B Preferred Stock and (ii) 271,738 shares issuable upon the exercise of currently exercisable warrants formerly held by First Fidelity Incorporated ("First Fidelity"), a wholly owned subsidiary of First Fidelity Bancorporation, which warrants will expire on May 23, 2000. The Series B Preferred Stock and warrants presently held by First Union Corporation ("First Union") as the result of First Union's merger with First Fidelity consummated in January, 1996, were formerly held by First Fidelity Bank, Connecticut ("FFB-CT"), formerly known as Union Trust Company prior to its acquisition by First Fidelity Bancorporation.

   (2)  Information as to the holdings of First Union is based upon a report on
        Schedule 13D filed with the Commission by FFB-CT and Northeast Bancorp, Inc., its parent corporation prior to the acquisition of FFB-CT by First Fidelity Bancorporation. First Fidelity Bancorporation may be deemed to be the indirect beneficial owner of the shares held by First Fidelity by virtue of its ownership of all of the stock of First Fidelity.

   (3) Includes (i) 5,887 shares held for the account of Mr. Lacourciere under the Employee Stock Ownership Plan of the Company (the "ESOP"), (ii) 1,000 shares issuable upon the exercise of Class A warrants, and 1,000 shares issuable upon the exercise of Class B warrants held by Mr. Lacourciere, which warrants are currently exercisable and will expire on December 8, 1997 and December 8, 1999, respectively, and (iii) 20,000 shares issuable upon the exercise of currently exercisable options held by Mr. Lacourciere.

   (4) Includes 180,325 shares issuable upon the exercise of currently exercisable warrants.


(ii)  Security Ownership of Management

        The following table sets forth, as of September 30, 1996, the number of shares of the outstanding voting securities of the Company beneficially owned by each of the Company's directors and nominees for director, each executive officer named in the Summary Compensation Table of the proxy statement of the Company dated October 23, 1996, and all directors and executive officers as a group, according to information furnished by such persons to the Company.<F2>


<F2>  This information is derived from the proxy statement of the Company as of
      September 30, 1996.

                     SECURITY OWNERSHIP OF MANAGEMENT

                          Title of         Shares          Percent
Name and Address           Class      Beneficially Owned   of Class

Thomas M. Haythe           Common         116,540 (1)        1.6%

 Director of the Company

William J. Lacourciere     Common         370,990 (2)        5.2%
 Chairman of the Board,
 President and Chief
 Executive Officer of the
 Company and Director of
 the Company

Michael J. Needham         Common          27,588 (3)         *
 Director of the Company

Photios T. Paulson         Common          15,500 (4)         *
 Director of the Company

Steven J. Shulman          Common           6,000             *
 Director of the Company

Joseph A. Vincent          Common          64,449 (5)         *
 Vice President Finance,
 Chief Financial Officer,
 Treasurer and Secretary
 of the Company and
 Director of the Company

All directors and executive Common        667,802 (1) (2)    9.1%
 officers as a group                              (3) (4)
 (seven persons)                                  (5) (6)



      * Less than one percent. The prior proxy statement and soliciting material sent to shareholders indicated that Messrs. Needham and Shulman did not own shares. At the time of such statements, the 13D Group was not aware of any direct ownership of such shares by these Directors. As stated in the soliciting material, this was based on lists of shareholders provided by the Company to the 13D Group in response to the request of the 13D Group for lists of the Company's shareholders.

   (1) Includes (i) 14,844 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrant will expire on December 31, 1997, and (ii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Haythe, which warrants will expire on March 10, 1999.

   (2) Includes (i) 304,078 shares issuable upon the exercise of currently exercisable warrants held by Mr. Lacourciere, which warrants will expire on December 28, 1999, (ii) 5,887 shares held for the account of Mr. Lacourciere under the ESOP, (iii) 1,000 shares issuable upon the exercise of Class A warrants and 1,000 shares issuable upon the exercise of Class B warrants held by Mr. Lacourciere, which warrants are currently exercisable and will expire on December 8, 1997 and December 8, 1999, respectively, and (iv) 20,000 shares issuable upon the exercise of currently exercisable stock options held by Mr. Lacourciere.

   (3) Includes (i) 14,844 shares issuable upon the exercise of currently exercisable warrants held by Mr. Needham, which warrants will expire on December 31, 1997, (ii) 10,744 shares issuable upon the exercise of currently exercisable warrants held by Mr. Needham, which warrants will expire on March 10, 1999, and (iii) 1,000 shares owned by Simex, Inc.

   (4) Includes 10,000 shares issuable upon the exercise of currently exercisable warrants held by Mr. Paulson, which warrants will expire on November 30, 2002.

   (5) Includes (i) 3,158 shares held for the account of Mr. Vincent under the ESOP, (ii) 200 shares issuable upon the exercise of Class A warrants and 200 shares issuable upon the exercise of Class B warrants held by Mr. Vincent, which warrants are currently exercisable and will expire on December 8, 1997 and December 8, 1999, respectively, and (iii) 13,333 shares issuable upon the exercise of currently exercisable stock options held by Mr. Vincent.

   (6) Includes (i) 1,475 shares held for the account of Leslie E. Mace, Vice President Engineering of the Company, under the ESOP, (ii) 24,535 shares issuable upon the exercise of currently exercisable warrants held by Mr. Mace, which warrants will expire on March 22, 2000, (iii) 8,667 shares issuable upon the exercise of currently exercisable stock options held by Mr. Mace, (iv) 25,452 shares held for the account of Philip F. Nuzzo, Vice President - Medical Product Development and Marketing, under the ESOP, and (v) 28,833 shares issuable upon the exercise of currently exercisable stock options held by Mr. Nuzzo.

(e) To the best of the knowledge of the 13D Shareholders Group, there have been no changes in control of Novametrix since the beginning of the last fiscal year.

Nominees for Election of Directors

DR. VARTAN GHUGASIAN

     Dr. Ghugasian is 51 years old. Dr. Ghugasian has been a practicing dentist in Massachusetts since 1972. Dr. Ghugasian has enjoyed a number of academic appointments. These include a position as an Associate in Prosthetic Dentistry, Harvard School of Dental Medicine, which he held from 1980 until 1993. Dr. Ghugasian is a director of the Karagheusian Commemorative Corporation of New York City. Dr. Ghugasian is a member of the 13D Shareholders Group and owns 13,500 shares of the common stock of the Corporation as well as 44,000 shares with Takuhe Ghugasian. Dr. Ghugasian has had no business relationship with Novametrix and has no family or business relationship with any existing directors or management.

PAUL A. COTE, ESQ.

     Paul Cote is 66 years old. Mr. Cote has been a practicing lawyer in Maine since 1955 and is the President and Director of his law firm, Cote, Cote & Hamann. Mr. Cote is a member of the bar of several courts in the United States, including the U.S. Supreme Court. Mr. Cote is a former judge.
     Mr. Cote is a graduate of Boston University Law School. Mr. Cote was a member of the Board of Directors of Secor Federal Savings & Loan, Birmingham, Alabama, in 1992 and 1993, a bank with assets of $2 billion and which was listed on NASDAQ. Mr. Cote was also a member of the following Boards: Advisory Boards of Fleet Bank (1990-1992); Northeast Bankshares Association (later became Norstar and then Fleet) (1975-1989); and Auburn-Lewiston United Way (later to become Auburn-Lewiston United
     Fund) (1957-1967). Mr. Cote, individually and with his wife Joan, owns 70,120 shares of the Corporation and 20,575 warrants, which accounts for approximately 1.3% of the Corporation. Mr. Cote has had no business relationship with Novametrix and has no family or business relationship with any existing directors or management.

Plans of Dr. Ghugasian and Mr. Cote If Elected

     If Dr. Ghugasian and Mr. Cote are elected they would work to maximize shareholder values. They would propose, among other things, the engagement of an investment banker to determine a true value for the Company and to recommend a course of action to maximize those values.
     They would propose that the Company adopt a plan to maximize those values.

     They also oppose the merger with Andros. They believe the unanimous vote by the current Board of Directors of the Company demonstrates a need for new Directors. They believe that the merger is inappropriate for a number of reasons, including those described in the following section. They believe that basic business logic should have caused the directors to reject the proposal. It is their opinion that issuance of about 4.4 million shares of the Company to Andros with a market value of approximately $25 million (as of July 31, 1996) for a company, Andros, that had a negative net worth (liabilities greater than assets) of $3.6 million (as of July 31, 1996), and the assumption by the Company's subsidiary of Andros liabilities of $59 million (as of July 31, 1996), is not a sound business deal.


     Dr. Ghugasian and Mr. Cote believe that the broker management retained, Tucker Anthony, Inc., is not suitable because of its rendering an opinion upon which management relies, that the exchange ratio for the Andros merger is fair to the Company and the shareholders, even though Tucker Anthony has an interest in the shareholders voting in favor of the merger, since Tucker Anthony's fee increases if the merger goes through.

     If the shareholders do not vote to approve the Andros merger at the annual meeting they will propose the Company take those steps necessary to relieve the Company of any commitments or obligations arising from the current Board of Directors' agreement to merge with Andros. Since Dr. Ghugasian and Mr. Cote would be only two members of a six-member Board of Directors, there can be no assurance that these plans will be adopted by the full Board of Directors.

Compensation Of Directors And Executive Officers

     Novametrix has not provided any compensation to any nominees of the
     Schedule 13D Shareholders Group.

Other Matters To Be Acted Upon

VOTING PROCEDURES

     The presence, in person or by proxy, of the holders of a majority of the voting power of all the outstanding shares of common stock and Series B preferred stock entitled to vote at the annual meeting is necessary to constitute a quorum at the meeting or any adjournments thereof. Directors of the Company are elected by a plurality vote. Adoption of the proposed merger with Andros will require the affirmative vote of a majority of the voting power of the shares present at the meeting, in person or by proxy, and entitled to vote on that proposal. Abstentions and broker non-votes (as defined below) will be counted as present for the purpose of determining the presence of a quorum. For the purpose of determining the vote required for approval of matters to be voted on at the meeting, shares held by stockholders who abstain from voting will be treated as being "present" and "entitled to vote" on the matter and, thus, an abstention has the same legal effect as a vote against the matter. However, in the case of a broker non-vote or where a stockholder withholds authority from his proxy to vote the proxy as to a particular matter, such shares will not be treated as "present" and "entitled to vote" on the matter and, thus, a broker non-vote or the withholding of a proxy's authority will have no effect on the outcome of the vote on the matter. A "broker non-vote" refers to shares of common stock or Series B preferred stock represented at the meeting in person or by proxy by a broker or nominee where such broker or nominee (i) has not received voting instructions on a particular matter from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on such matter.

Original 13D Group Shareholders Proposal

     It should be noted that, with respect to the original 13D Group Shareholder Proposal to retain an investment banker, there were meetings with Company officials, correspondence and other communications. In the opinion of the 13D Group, these communications were not responsive to the issue.

Other Matters To Be Acted Upon-The Proposed Merger of Andros with the Company

PROPOSAL

     Management of the Company has entered into an agreement with Andros Holdings, Inc. ("Andros") in which Novametrix Acquisition Corp., a wholly owned subsidiary corporation of the Company, would be merged with and into Andros, a subsidiary of Genstar Capital Partners II, L.P. ("Genstar").
     The agreement is effective and the merger will be consummated only if there is an affirmative vote of a majority of the shares of the Company as of September 27, 1996 that are present at the meeting approving of the merger. Under the merger agreement, at the Effective Time of the merger (the date the merger is consummated if approved by the shareholders) the Company will issue to the stockholders of Andros (Genstar is the principal stockholder of Andros and has a 98% ownership interest of Andros) on the following: (1) shares of the Company's common stock constituting 38% of the Company plus an opportunity to receive an additional 5% if certain revenue or income thresholds are exceeded; and (ii) anti-dilution rights enabling the Andros shareholders to maintain, without additional payment, the 38% ownership interest (or 43% ownership as the case may be) as the Company's options and warrants are exercised. The merger agreement also provides that the Board of Directors of the Company shall be comprised of
     (i) the members of the Company's Board of Directors immediately prior to the Effective Time; and (ii) an equal number of directors appointed by Andros. The agreement also provides that Genstar's Richard D. Paterson shall become Chairman of the Board of the Company.

The 13D Group's Opposition to the Merger Proposal

     The 13D Group opposes the merger proposal because it strongly believes that the merger is not in the best interests of shareholders of the Company. The reason for this position are as follows:

     1. Dilution. Each shareholder's ownership interest in the Company will be diluted by 38%, and 43% if the additional 5% is issued to Andros.

         In other words, after the merger, he would only have 62% or 57% of his former value. However, on a book value basis, without taking into consideration post-merger adjustments by the company, the combination of the company's net worth of $13,231,000 with the negative net worth of Andros of $3,614,000 would reduce his per share book value as of July 28, 1996 from $1.97 to $1.08 -- a decrease of 55% instead of only 38%.

     2.  Price.  We believe the price paid for Andros is excessive:

         (a) Andros will receive 4,389,586 shares of the Company with a market value of approximately $25 million as of July 31, 1996 (based on a share price of $5.75) plus an opportunity to receive an additional approximately 575,000 shares, with a market value of about $3.3 million if certain sales or income thresholds are exceeded.
             Andros will also receive anti-dilution rights regarding the more than 2 1/2 million stock options and warrants of the Company.
             That means that for each issue of shares of stock upon exercise of warrants and options Andros will receive free additional shares of stock. If all warrants and options are exercised this will mean approximately 950,000 additional shares of the Company.

         (b) the Company's subsidiary will assume $44 million of Andros' bank debt and other liabilities, such as current liabilities and deferred income taxes, of Andros of about $15 million (totalling $59 million). Total assets of Andros are about $55 million, of which $34 million are tangible assets and $21 million are intangible assets. Substantially all of the assets are mortgaged to lenders.

         (c) Andros had a negative net worth of about $3.6 million on July 28, 1996.

         (d) Andros had a net operating loss for the period ended July 31, 1996 of almost $20 million.

         (e) Sales of Andros have not shown any significant improvement in the last three years. For the year ended July 31, 1994 sales were $57.7 million, declined to $42.8 million for the next year and increased only to $43.2 million for the year ended July 31, 1996.

     3. Assumption of Debt. We believe the deal represents an unwarranted bail-out for Genstar - 98% owner of Andros. Genstar has an equity investment of approximately $17 million in Andros and is receiving Company stock of approximately $27 million and Andros is transferring debt of approximately $59 million and assets of $55 million. Genstar is bailed out because now it need rely not only on Andros' assets and income stream to pay the Andros liabilities, but it also can use the Company's income and assets. Since Andros had a negative net worth and a loss, the addition of the Company's assets and future income make it easier to pay off this debt and thereby provide for a return on Genstar's investment.

     4. Excessive Debt Structure. Management's press release dated August 2, 1996 announcing the merger refers to the combined sales if the Company and Andros are merged. Management, however, failed to disclose in the press release the additional debt that the Company will be assuming as a result of the merger. Andros had bank debt prior to the merger of approximately $44 million, all of which (together with $15 million of other debt, such as current liabilities and deferred income taxes) will be assumed by a subsidiary of the Company.

     5. Sacrifice of Minimum Debt Currently of the Company. In contrast to Andros, the Company prior to the merger was relatively debt free. As of July 31, 1996, the Company had long term liabilities of about $2.4 million.

     6. Voting Control. Current management of the Company has relinquished independent control of the Company in exchange for a voting agreement that gives the current directors the ability to elect 1/2 of the Directors of the new merged Company and Genstar the ability to elect the remaining 1/2 of the Board of Directors. Operation of any corporation is controlled by its Board of Directors. In turn, the Board of Directors are accountable to those persons who elect them--the shareholders. Under the merger agreement and the voting agreement, which accompanies the merger agreement and is a necessary condition of consummating the merger, 1/2 of the directors of the Board of Directors are to be nominated and elected by Andros. The other 1/2 of the directors are the Board of Directors of the Company immediately before the merger is completed. Even if the 13D Group Board of Directors nominees, Dr. Vartan Ghugasian and Paul Cote, are elected by shareholders to fill 2 seats on the Company's Board of Directors the remaining 4 members of the Company's Board of Directors are each management nominees. Thus, for a 12 person Board of Directors, 10 directors would be Andros and Company management nominees.

         In addition, the voting agreement provides that Genstar is to vote all its shares (which would be approximately 38% of the Company) in election of directors for those persons nominated by a majority of the current Board of Directors of the Company; i.e., current management. Therefore, Genstar would be required to vote its shares for the Company management nominees. Since Genstar itself will have almost 38% of the shares of the Company, the current directors of the Company have virtually assured themselves of placing 1/2 of the directors of the new merged company.

     7. Possible Loss of Value. If the merger is approved, the shareholders will retain a smaller ownership interest of a larger company. Nobody can assure the shareholders that the value of their interests will be higher (or lower) in the future as a result of the merger. Even the opinion from Tucker Anthony, Inc. specifically disclaims any ability to do so.

     8. Sweetheart Registration Rights for Genstar. Under the agreement, the Company agrees for a period of ten years on request to register all of the Novametrix stock issued to Genstar and pay all of the registration expenses including legal fees.

Long Term Incentive Plan - Management Proposal

     We are strongly in favor of employee incentive programs which provide incentives to employees, and not directors. We do not believe that the Company's plan will accomplish this objective.

     Of the 750,000 shares set aside for awards, up to 300,000 or 40% can go to directors alone.

     The Company has previously granted employees and directors options and warrants for stock. The Company's 1996 Plan does not take these into consideration or attempt to coordinate future Plan options with previous grants.

     In order to motivate other key employees, we feel that the plan should be revised to take into consideration previous options given to directors.


13-D Group's Position Regarding Number Of Directors To Be Elected At The Annual Meeting

     The upcoming annual meeting of November 25, 1996 will permit the shareholders to elect two Class A Directors. The Class B Directors were elected at the 1994 annual meeting and will be elected at the 1997 annual meeting and the Class C Directors were elected at the 1995 annual meeting and will be elected at the 1998 annual meeting.

     On August 15, 1994, prior to the issuance of the management's proxy statement for the 1994 annual meeting at which Class B Directors were to be elected, a Class B Director resigned. This created an imbalance in the number of Directors: 3 Class A Directors; 1 Class B Director; and 2 Class C Directors. Even though there was this imbalance and the shareholders were voting for Class B Directors at the upcoming annual meeting in 1994, the Board did not decrease the number of Class A Directors to 2 from 3 and increase the number of Class B Directors from 1 to 2. The Board noted in its 1994 proxy statement that there were three Class A Directors, who would be elected at the 1996 Annual Meeting. Similar representations were made in the 1995 proxy statement of the Board.

     On April 25, 1996 the 13-D Group was formed and informed management that it was seeking to have the shareholders adopt a proposal at the upcoming meeting to increase shareholder values. At a telephone meeting on May 20, 1996 of the Board of Directors of the Company, Class A Director Steven Shulman resigned and during the same meeting the Board reduced the number of Class A Directors to 2 and increased the number of Class B Directors to
     2. The Board then elected Mr. Shulman, who had just resigned as a Class A Director, to be a Class B Director. As a Class B Director, Mr. Shulman will not stand for election by the shareholders until the 1997 annual meeting. As a Class A Director, however, he was scheduled to stand for election at the upcoming annual meeting in 1996.

     We believe the Board's action on May 20, 1996 violates the Certificate of Incorporation and bylaws of the Company.

     The Fifth Article of the Certificate of Incorporation provides that "the directors of each class shall be elected to serve for a term of three years. The By-laws may contain any provision regarding classification not inconsistent with the terms hereof." In our opinion, Mr. Shulman's continuation for four years on the Board contravenes this provision of the Certificate of Incorporation.

     Article IV, Section 1 of the By-laws provides that Directors shall be elected at the annual meeting of the Stockholders, except as provided in
     Section 2. Section 2 permits the Board to appoint a Director only if there has been an increase in the number of Board members (which clearly is not the case) or if there is a vacancy in the office of Director.
     While the minutes of the May 20 meeting indicate that the Board appointed Mr. Shulman to fill the vacancy in the Class B Directorship, in our opinion this was not a true vacancy. Rather, it was created by the Board.

     The minutes of the May 20 meeting indicate that this change in the number of Class A and B Directors was done so that each Class would have approximately 1/3 of the number of Directors as provided in the Certificate of Incorporation. If that is the case, then why was such reconfiguration not done by the Board prior to the 1994 annual meeting when it was known, as specified in the 1994 proxy statement, that the claimed disproportion of Class A and Class B Directors occurred. Certainly, if such a move was necessary it should have been done prior to the very meeting when the Shareholders elected the Class B Directors. Why wait two years to make this change? Was the Board in violation of the Certificate of Incorporation for two years?